EXHIBIT 17.9

Letter of Resignation

Dated: January 16, 2018

Board of Directors

Emerald Medical Applications Corp.

Re:	Letter of Resignation

I hereby resign as a director of Emerald Medical Applications Corp. (the “Registrant”) effective January 18, 2018. The reason for my resignation is to permit me to pursue other business interests.

I have had no disagreements with the operations, policies or practices of the Registrant on any matters.

Yours truly,

/s/: Asher Shmulewitz
Asher Shmulewitz